UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Local.com Corporation
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
53954R 10 5
(CUSIP Number)
Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212)649-2045
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No.	53954R 10 5	13 D	Page	2	of	18	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST COMMUNICATIONS, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

NOT APPLICABLE (DISPOSITION OF SHARES)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		726,515 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

726,515 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

726,515 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(1) (2)

14.	TYPE OF REPORTING PERSON

CO
(1) See Items 5(a) and (b).
(2) Calculation is based on a total number of outstanding shares (14,620,482) as of February 28, 2010 based on information provided in Local.com Corporation’s Form 10-K filed on March 16, 2010 plus (i) 129,500 shares of Common Stock remaining issuable to Hearst Communications, Inc. upon exercise of the Series A Warrant (as defined herein) and (ii) 597,015 shares of Common Stock issuable to Hearst Communications, Inc. upon exercise of the Series B Warrant (as defined herein).

CUSIP No.	53954R 10 5	13 D	Page	3	of	18	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEARST HOLDINGS, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

NOT APPLICABLE (DISPOSITION OF SHARES)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7.	SOLE VOTING POWER

NUMBER OF

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		726,515 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

726,515 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

726,515 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(1) (2)

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	53954R 10 5	13D	Page	4	of	18	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

NOT APPLICABLE (DISPOSITION OF SHARES)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7.	SOLE VOTING POWER

NUMBER OF

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		726,515 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

726,515 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

726,515 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(1) (2)

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	53954R 10 5	13D	Page	5	of	18	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE HEARST FAMILY TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS

NOT APPLICABLE (DISPOSITION OF SHARES)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7.	SOLE VOTING POWER

NUMBER OF		0

UNITS	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		726,515 (1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

726,515 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

726,515 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(1) (2)

14.	TYPE OF REPORTING PERSON

OO (testamentary trust)

SCHEDULE 13D
Item 1. Security and Issuer
This Amendment No. 6 supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2007, the Amendment No. 1 to the Statement on Schedule 13D filed on April 6, 2007, the Amendment No. 2 to the Statement on Schedule 13D filed on July 3, 2007, the Amendment No. 3 to the Statement on Schedule 13D filed on July 18, 2007, the Amendment No. 4 to the Statement on Schedule 13D filed on August 1, 2007 and the Amendment No. 5 to the Statement on Schedule 13D filed on October 13, 2009 (collectively, the “Statement”) and relates to (i) a warrant to purchase an aggregate of 129,500 shares of common stock, par value $0.00001, (the “Common Stock”) of Local.com Corporation, a Delaware corporation (the “Issuer”), at an exercise price (subject to adjustment) of $4.32 per share (the “Series A Warrant”) issued to Hearst Communications, Inc. (“Hearst Communications”) and (ii) a warrant to purchase an aggregate of 597,015 shares of Common Stock at an exercise price (subject to adjustment) of $5.13 per share issued to Hearst Communications (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”). The Series A Warrant was initially exercisable for 597,015 shares of Common Stock and on April 23, 2010 and April 26, 2010 Hearst Communications exercised the warrants for an aggregate of 467,515 of such shares of Common Stock and sold them pursuant to open-market transactions (see Item 2 below). The Issuer’s principal executive offices are located at One Technology Drive, Building G, Irvine, California 92618.
Item 2. Identity and Background
     (a) — (c) This Amendment No. 6 is being filed jointly by Hearst Communications, Hearst Holdings, Inc., a Delaware corporation (“Hearst Holdings”), The Hearst Corporation, a Delaware corporation (“Hearst”), and The Hearst Family Trust, a testamentary trust (the “Trust” and together with Hearst Communications, Hearst Holdings and Hearst, the “Reporting Persons”).
     Hearst, together with its various subsidiaries, is one of the world’s largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst’s issued and outstanding common stock is owned by the Trust. The location of Hearst’s principal offices is 300 West 57th Street, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.
     Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 300 West 57th Street, New York, New York 10019.
     Hearst Communications is a Delaware corporation and a subsidiary of Hearst Holdings. The principal executive offices of Hearst Communications are located at 300 West 57th Street, New York, NY 10019.
     Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, Hearst Communications and the trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.
     (d) — (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, Hearst Communications and the trustees of the Trust.
Item 5. Interests in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated as follows:
     (a) — (b) From April 23, 2010 through April 26, 2010, Hearst Communications exercised a portion of the Series A Warrant and sold the resulting 467,515 shares of Common Stock through a series of open-market transactions. After giving effect to these transactions, pursuant to Rule 13d-3(d)(1), Hearst Communications beneficially owns an aggregate of 726,515 shares of Common Stock by virtue of its ownership of (i) the Series A Warrant and (ii) the Series B Warrant.
     Hearst Communications is the direct owner of the Series A Warrant and the Series B Warrant described herein and the Common Stock underlying the Series A Warrant and the Series B Warrant (collectively, the “Securities”). Pursuant to the definition of “beneficial owner” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Holdings has the power to direct the disposition and voting of the Securities as the controlling shareholder of Hearst Communications. The Trust and Hearst have the power to direct the disposition and voting of the Securities as the direct or indirect sole shareholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the disposition and voting of the Securities beneficially owned by it, and Hearst Holdings, Hearst and the Trust share the power to direct the disposition and voting of the Securities.
     For purposes of this Statement, as of April 26, 2010: (i) Hearst Communications has the power to direct the disposition and voting of a total of 726,515 shares of Common Stock and (ii) Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the disposition and voting of 726,515 shares of Common Stock, representing approximately 4.7% of the shares of Common Stock outstanding assuming the Series A Warrant and the Series B Warrant are exercised.
     (c) From April 23, 2010 through April 26, 2010, Hearst Communications made the following sales of Common Stock pursuant to open-market transactions:

Date	# of Shares	Price Per Share ($)	Aggregate Price ($)

4/23/10	10,000	$7.6610	$76,610.00
4/23/10	75,000	$7.9481	$596,107.50
4/23/10	240,000	$7.9580	$1,909,920.00
4/23/10	75,000	$7.8929	$591,967.50
4/26/10	7,500	$8.0172	$60,129.00
4/26/10	42,500	$8.1613	$346,855.25
4/26/10	10,015	$8.1804	$81,926.71
4/26/10	7,500	$8.1832	$61,374.00

     (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock outstanding (assuming the Series A Warrant and the Series B Warrant are exercised) on April 26, 2010.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 27, 2010

HEARST COMMUNICATIONS, INC.

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 27, 2010

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 27, 2010

THE HEARST CORPORATION

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 27, 2010

THE HEARST FAMILY TRUST

By:	/s/ James M. Asher
	Name:	James M. Asher
	Title:	Trustee

SCHEDULE I
     Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 300 West 57th Street, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. Unless otherwise indicated, all persons identified below are United States citizens.

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Hearst Communications

George R. Hearst, Jr.*	Chairman of the Board, Director

Frank A. Bennack, Jr.*	Chief Executive Officer; Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher*	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Senior Vice President, Director; President: Hearst Television Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler*	Senior Vice President, Finance and Administration, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Division, Hearst Entertainment, Inc.

George R. Hearst III	Director; Vice President and Publisher, Albany Times-Union, Capital Newspapers Division, The Hearst Corporation

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)	Director; Vice President: West Coast Realties Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Division, Hearst Communications, Inc.

Neeraj Khemlani	Vice President; Special Assistant to the Chief Executive Officer for Digital Media

George T. Kliavkoff	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Senior Vice President, Director; President: Hearst Business Media Group Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Scott M. Sassa	Senior Vice President, Director; President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

Mitchell Scherzer	Vice President, Chief Financial Officer

Debra Shriver	Vice President

Steven R. Swartz	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Hearst Holdings

George R. Hearst, Jr.*	Chairman of the Board, Director

Frank A. Bennack, Jr.*	Chief Executive Officer; Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher*	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Senior Vice President, Director; President: Hearst Television Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler*	Senior Vice President, Finance and Administration, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

George R. Hearst III	Director; Vice President and Publisher, Albany Times-Union, Capital Newspapers Division, The Hearst Corporation

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)	Director; Vice President: West Coast Realties Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Division, Hearst Communications, Inc.

Neeraj Khemlani	Vice President; Special Assistant to the Chief Executive Officer for Digital Media

George T. Kliavkoff	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Senior Vice President, Director; President: Hearst Business Media Group Division, Hearst Communications, Inc.

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Scott M. Sassa	Senior Vice President, Director; President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

Mitchell Scherzer	Vice President, Chief Financial Officer

Debra Shriver	Vice President

Steven R. Swartz	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

Hearst

George R. Hearst, Jr.*	Chairman of the Board, Director

Frank A. Bennack, Jr.*	Chief Executive Officer; Vice Chairman of the Board, Chairman of Executive Committee, Director

James M. Asher*	Senior Vice President, Chief Legal and Development Officer, Director

Anissa B. Balson*	Director

David J. Barrett*	Senior Vice President, Director; President: Hearst Television Inc.

Cathleen P. Black	Senior Vice President, Director; President: Hearst Magazines

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Division, Hearst Communications, Inc.

Catherine A. Bostron	Secretary

Eve B. Burton	Vice President, General Counsel

John G. Conomikes* (1)	Director

Steven DeLorenzo	Vice President

Ronald J. Doerfler*	Senior Vice President, Finance and Administration, Treasurer, Director

Alfredo Gatto	Vice President; Vice President and General Manager, Hearst Service Center Division, Hearst Communications, Inc.

Mark Hasson	Vice President-Finance

Austin Hearst	Director; Vice President: Hearst Entertainment Distribution Division, Hearst Entertainment, Inc.

George R. Hearst III	Director; Vice President and Publisher, Albany Times-Union, Capital Newspapers Division, The Hearst Corporation

John R. Hearst, Jr.*	Director

Stephen T. Hearst (2)	Director; Vice President: West Coast Realties Division, Hearst Communications Inc.; Vice President: San Francisco Realties Division and Sunical Land & Livestock Division, The Hearst Corporation; Vice President, San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst III* (3)	Director; Partner: Kleiner, Perkins, Caufield & Byers

Steven A. Hobbs (4)	Vice President; Executive Vice President: Hearst Business Media Group Division, Hearst Communications, Inc.

Neeraj Khemlani	Vice President; Special Assistant to the Chief Executive Officer for Digital Media

George T. Kliavkoff	Vice President; Executive Vice President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

David L. Kors	Vice President-Taxes

Harvey L. Lipton* (1)	Director

Richard P. Malloch	Senior Vice President, Director; President: Hearst Business Media Group Division, Hearst Communications, Inc.

NAME	PRESENT OFFICE/PRINCIPAL OCCUPATION OR EMPLOYMENT

Gilbert C. Maurer* (1)	Director

Mark F. Miller* (1)	Director

Roger P. Paschke	Vice President, Chief Investment Officer

Virginia Hearst Randt*	Director

Scott M. Sassa	Senior Vice President, Director; President: Hearst Entertainment and Syndication Group Division, Hearst Communications, Inc.

Mitchell Scherzer	Vice President, Chief Financial Officer

Debra Shriver	Vice President

Steven R. Swartz	Senior Vice President, Director; President: Hearst Newspapers Division, Hearst Communications, Inc.

(1)	Self-employed, non-employed or retired.

(2)	5 Third Street Suite 200 San Francisco, CA 94103

(3)	765 Market Street, #34D San Francisco, CA 94103

(4)	Steven A. Hobbs is a dual U.S./U.K. citizen.